Exhibit 12.1

STATEMENT REGARDING CALCULATION OF RATIO OF CONSOLIDATED EARNINGS TO CONSOLIDATED FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Pre-tax income (loss), as reported	$16,233	$204,792	$126,047	$(170,050)	$62,677
Equity in earnings of investees [1]	5,205	11,229	9,939	-	-

Pre-tax income (loss) before adjustment for equity in earnings of equity investees	11,028	193,563	116,108	(170,050)	62,677

Fixed charges:
Interest expense	63,841	37,245	17,502	14,738	8,854
Rentals representing interest	2,893	4,829	3,468	4,123	3,108

Total fixed charges	66,734	42,074	20,970	18,861	11,962

Distributed income of equity investees	7,255	24,444	1,182	-	-

Pre-tax income (loss) before equity in earnings of investees plus fixed charges and distributed income of equity method investees	$85,017	$260,081	$138,260	$(151,189)	$74,639

Ratio of earnings to fixed charges	1.3x	6.2x	6.6x	[2]	6.2x

[1]	Equity in earnings of investees is in respect of those investments that are investment companies or similar equity method investees and, as such, are included as part of investment income on the consolidated statements of income.
[2]	Due to the Company’s loss for the year ended December 31, 2001, the ratio coverage was less than 1:1. Additional earnings of $170,050 would have achieved a coverage ratio of 1:1.